SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                    FORM S-8
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                ----------------

                             FIRST SOUTHERN BANCORP
             (Exact Name of Registrant as Specified in Its Charter)

             Georgia                                      58-2635782
            ---------                                    ------------
    (State or Other Jurisdiction of                    (I.R.S. Employer
     Incorporation or Organization)                  Identification Number)


                              201 South Main Street
                            Statesboro, Georgia 30458
                            -------------------------
                    (Address of Principal Executive Offices)

                First Southern Bancorp 2002 Stock Incentive Plan
                               Organizer Warrants
                           (Full Titles of the Plans)

                                 F. Thomas David
                      President and Chief Executive Officer
                             First Southern Bancorp
                              201 South Main Street
                            Statesboro, Georgia 30458
                                 (912) 489-7600
                                 --------------
           (Name, address, and telephone number of agent for service)

                        --------------------------------

                              Copies Requested to:
                                 Neil E. Grayson
                   Nelson Mullins Riley & Scarborough, L.L.P.
                     999 Peachtree Street, N.E., Suite 1400
                             Atlanta, Georgia 30309
                                 (404) 817-6000
                              (404) 817-6050 (Fax)
                        --------------------------------


 Title of Securities              Amount to be     Proposed Maximum       Proposed Maximum         Amount of
  to be Registered                 Registered       Offering Price       Aggregate Offering    Registration Fee
                                                       per Share                Price
--------------------              ------------     ----------------      ------------------    ----------------

Common Stock, $.01 par value       137,942(1)          $10.00(3)           $1,379,420(3)           $127.00

Common Stock, $.01 par value       190,109(2)          $10.00(4)           $1,901,090(4)           $175.00

(1) Represents shares of common stock issuable under the First Southern Bancorp 2002 Stock Incentive Plan.
(2) Represents shares of common stock underlying warrants granted to our organizers.
(3) In accordance with Rule 457(c), the registration fee is based upon the average of the bid and asked price as of April 20, 2003.
(4) In accordance with Rule 457(g), the registration fee is based upon the price at which the warrant may be exercised.

In addition, pursuant to Rule 416(c) under the Securities Act of 1933, this registration statement also covers an indeterminate amount of interests to be offered or sold pursuant to the employee benefit plan described herein.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.  Incorporation of Documents by Reference.

     The following documents filed by us with the SEC are incorporated by reference into this registration statement, and all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 shall be incorporated by reference in this registration statement and shall be a part of this registration statement from the date of filing of the documents:

         o Our Annual Report on Form 10-KSB for the year ended December 31, 2002 filed with the SEC on March 31, 2003

Item 4.  Description of Securities.

General

         Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. The following summary describes the material terms of our capital stock.

Common Stock

         Holders of shares of the common stock are entitled to receive such dividends as may from time to time be declared by the board of directors out of funds legally available for distribution. Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. Shareholders have no preemptive, conversion, redemption, or sinking fund rights. In the event of a liquidation, dissolution, or winding-up of the company, holders of common stock are entitled to share equally and ratably in the assets of the company, if any, remaining after the payment of all debts and liabilities of the company and the liquidation preference of any outstanding preferred stock. The rights, preferences and privileges of holders of common stock are subject to any classes or series of preferred stock that the company may issue in the future.

Preferred Stock

         Our articles of incorporation provide that the board of directors is authorized, without further action by the holders of the common stock, to provide for the issuance of shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences, and relative, participating, optional and other rights, qualifications, limitations, and restrictions, including the dividend rate, conversion rights, voting rights, redemption price, and liquidation preference, and to fix the number of shares to be included in any such classes or series. Any preferred stock so issued may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding-up, or both. In addition, any such shares of preferred stock may have class or series voting rights. Issuances of preferred stock, while providing the company with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of common stock. For example, the issuance of any preferred stock with voting or conversion rights may adversely affect the voting power of the holders of common stock, and such issuances could have the effect of decreasing the market price of the common stock.

Anti-takeover Effects

         The provisions of the articles, the bylaws, and Georgia law summarized in the following paragraphs may have anti-takeover effects and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult.

         Restriction on Acquisition. Section 7-1-622 of the Financial Institutions Code of Georgia prohibits companies from "acquiring" First Southern National Bank until the bank has been in existence and continuous operation for three years.

         Authorized but Unissued Stock. The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of First Southern Bancorp by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the company's management.

         Number of Directors. The bylaws provide that the number of directors shall be fixed from time to time by resolution by at least a majority of the directors then in office, but may not consist of fewer than five nor more than 25 members. Currently, we have 16 directors.

         Classified Board of Directors. Our articles and bylaws divide the board of directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected at each annual meeting of shareholders. The classification of directors, together with the provisions in the articles and bylaws described below that limit the ability of shareholders to remove directors and that permit the remaining directors to fill any vacancies on the board of directors, will have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.

         Number, Term, and Removal of Directors. We currently have 16 directors, but our bylaws authorize this number to be increased or decreased by our board of directors. Our directors are elected to three year terms by a plurality vote of our shareholders. Our bylaws provide that our shareholders, by a majority vote of those entitled to vote in an election of directors, or our board of directors, by a unanimous vote, excluding the director in question, may remove a director with or without cause. Our bylaws provide that all vacancies on our board may be filled by a majority of the remaining directors for the unexpired term.

         Advance Notice Requirements for Shareholder Proposals and Director Nominations. The bylaws establish advance notice procedures with regard to shareholder proposals and the nomination, other than by or at the direction of the board of directors or a committee of the board of directors, of candidates for election as directors. These procedures provide that the notice of shareholder proposals must be in writing and delivered to the secretary of the company no earlier than 30 days and no later than 60 days in advance of the annual meeting. Shareholder nominations for the election of directors must be made in writing and delivered to the secretary of the company no later than 90 days prior to the annual meeting, and in the case of election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of the meeting is first given to shareholders. We may reject a shareholder proposal or nomination that is not made in accordance with these procedures.

         Nomination Requirements. Pursuant to the bylaws, we have established certain nomination requirements for an individual to be elected as a director, including that the nominating party provide (i) notice that the party intends to nominate the proposed director; (ii) the name of and certain biographical information on the nominee; and (iii) a statement that the nominee has consented to the nomination. The chairman of any shareholders' meeting may, for good cause shown, waive the operation of these provisions. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on the board of directors.

Item 5.  Interests of Named Experts and Counsel.

         No response required to this item.

Item 6.  Indemnification of Directors and Officers.

         The Georgia Business Corporation Code, as amended, ("Georgia Law") permits a corporation to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of duty, provided that no provision shall eliminate or limit the liability of a director for: an appropriation of any business opportunity of the corporation; any act or omission which involves an intentional misconduct or a knowing violation of law; any transaction from which the director derives an improper personal benefit; or any distribution that is illegal under Section 14-2-832 of the Georgia Law. The company's Articles of Incorporation (the "Articles") contain a provision which limits the liability of a director to the company or its shareholders for any breach of duty as a director except for a breach of duty for which the Georgia Law prohibits such limitation of liability. This provision does not limit the right of the company or its shareholders to seek injunctive or other equitable relief not involving monetary damages.

         The company's Articles and Bylaws (the "Bylaws") contain certain provisions which provide indemnification to directors of the company that is broader than the protection expressly mandated in Sections 14-2-852 and 14-2-857 of the Georgia Law. If a director or officer of the company has been wholly successful, on the merits or otherwise, in the defense of any action or proceeding brought by reason of the fact that such person was a director or officer of the company, Sections 14-2-852 and 14-2-857 of the Georgia Law would require the company to indemnify such person against expenses (including attorneys' fees) actually and reasonably incurred in connection therewith. The Georgia Law expressly allows the company to provide for greater indemnification rights to its officers and directors, subject to shareholder approval.

         The indemnification provisions in the company's Articles and Bylaws require the company to indemnify and hold harmless each of its directors, officers, employees and agents to the extent that he or she is or was a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer, employee or agent of the company, against expenses (including, but not limited to, attorneys' fees and disbursements, court costs and expert witness fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding. Indemnification would be disallowed under any circumstances where indemnification may not be authorized by action of the board of directors, the shareholders or otherwise. Indemnified persons would also be entitled to have the company advance expenses prior to the final disposition of the proceeding. If it is ultimately determined that they are not entitled to indemnification, however, such amounts must be repaid.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of First Southern Bancorp pursuant to the foregoing provisions, or otherwise, First Southern Bancorp has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

         The company has the power, under its Bylaws, to obtain insurance on behalf of any director, officer, employee or agent of the company against any liability asserted against or incurred by such person in any such capacity, whether or not the company has the power to indemnify such person against such liability at that time under the Articles, Bylaws or the Georgia Law.

Item 7.  Exemption from Registration Claimed.

         No response is required to this item.

Item 8.  Exhibits.

         The following exhibits are filed with this Registration Statement:

Exhibit
Number            Description of Exhibit
-------           ----------------------

4.1 Articles of Incorporation (incorporated by reference as Exhibit 3.1 to the Company's Form SB-2 filed with the SEC on August 3, 2001, File No. 333-66734).

4.2 Bylaws (incorporated by reference as Exhibit 3.2 to the Company's Form SB-2 filed with the SEC on August 3, 2001, File No. 333-66734).

4.3 See Exhibits 3.1 and 3.2 for provisions in First Southern Bancorp's Articles of Incorporation and Bylaws defining the rights of holders of the common stock (incorporated by reference as Exhibit 4.1 to the Company's Form SB-2 filed with the SEC on August 3, 2001, File No. 333-66734).

4.4  Form of certificate of common stock (incorporated by reference as Exhibit
     4.2 to the Company's Form SB-2 filed with the SEC on August 3, 2001, File No. 333-66734).

4.5 Form of Stock Warrant Agreement (incorporated by reference as Exhibit 10.4 to the Company's Form SB-2 filed with the SEC on August 3, 2001, File No. 333-66734).

4.6 First Southern Bancorp 2002 Stock Incentive Plan (incorporated by reference as Exhibit 4.5 to the Company's Form 8-A filed with the SEC on April 30, 2003, File No. 333-66734).

5.1  Legal Opinion of Nelson Mullins Riley & Scarborough, L.L.P.

23.1 Consent of Porter Keadle Moore, LLP

23.2 Consent of Nelson Mullins Riley & Scarborough, L.L.P. (contained in their opinion filed as Exhibit 5.1)

24.1 Power of Attorney (contained as part of the signature page hereof).

Item 9.  Undertakings.

         The Company hereby undertakes:

         (1) To file, during any period in which offers or sales are being made,a post-effective amendment to this registration statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

              (iii) To include any additional or changed material information on the plan of distribution;

              provided, however, that the undertakings set forth in paragraph
              -----------------
              (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission pursuant to Section 13 or 15(d) of the Exchange Act of 1934 that are incorporated by reference in this registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, First Southern Bancorp certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Statesboro, State of Georgia, on this 30th day of April, 2003.

                                      FIRST SOUTHERN BANCORP


                                      By:  /s/ F. Thomas David
                                         ----------------------------------
                                         F. Thomas David
                                         President and Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS that each of the undersigned officers and directors of First Southern Bancorp (the "Company"), a Georgia corporation, for himself and not for one another, does hereby constitute and appoint F. Thomas David a true and lawful attorney in his name, place and stead, in any and all capacities, to sign his name to any and all amendments, including post-effective amendments, to this Registration Statement, and to cause the same (together with all Exhibits thereto) to be filed with the Securities and Exchange Commission, granting unto such attorney full power and authority to do and perform any act and thing necessary and proper to be done in the premises, as fully to all intents and purposes as the undersigned could do if personally present, and each of the undersigned for himself hereby ratifies and confirms all that the attorney shall lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures                        Title                         Date
----------                        -----                         ----

/s/ Michael R. Anderson           Director                      April 30, 2003
-----------------------------
Michael R. Anderson


/s/ F. Thomas David               President, and                April 30, 2003
-----------------------------
F. Thomas David                   Chief Executive Officer


/s/ Charles A. Deal               Director                      April 30, 2003
-----------------------------
Charles A. Deal


/s/ Charles R. Fennell, Jr.       Principal Financial and       April 30, 2003
-----------------------------
Charles R. Fennell, Jr.           Accounting Officer


/s/ William I. Griffis            Director                      April 30, 2003
-----------------------------
William I. Griffis


/s/ Tracy D. Ham                  Director                      April 30, 2003
-----------------------------
Tracy D. Ham


/s/ James A. High                 Director                      April 30, 2003
-----------------------------
James A. High


/s/ W. Pratt Hill, III            Director                      April 30, 2003
-----------------------------
W. Pratt Hill, III

/s/ Michael R. Kennedy            Director                      April 30, 2003
-----------------------------
Michael R. Kennedy


/s/ R. Whitman Lord               Director                      April 30, 2003
-----------------------------
R. Whitman Lord


/s/ Laura T. Marsh                Director                      April 30, 2003
-----------------------------
Laura T. Marsh


/s/ Jeffrey D. Pope               Director                      April 30, 2003
-----------------------------
Jeffrey D. Pope


/s/ Ronnie J. Pope                Director                      April 30, 2003
-----------------------------
Ronnie J. Pope


/s/ Hudson J. Powell, Sr.         Director                      April 30, 2003
-----------------------------
Hudson J. Powell, Sr.


/s/ Lamar O. Reddick              Director                      April 30, 2003
-----------------------------
Lamar O. Reddick


/s/ Devra P. Walker               Director                      April 30, 2003
-----------------------------
Devra P. Walker


/s/ L. Anthoney Waters, III       Director                      April 30, 2003
-----------------------------
L. Anthony Waters, III

Exhibit
Number            Description of Exhibit
------            ----------------------

4.1 Articles of Incorporation (incorporated by reference as Exhibit 3.1 to the Company's Form SB-2 filed with the SEC on August 3, 2001, File No. 333-66734).

4.2 Bylaws (incorporated by reference as Exhibit 3.2 to the Company's Form SB-2 filed with the SEC on August 3, 2001, File No. 333-66734).

4.3 See Exhibits 3.1 and 3.2 for provisions in First Southern Bancorp's Articles of Incorporation and Bylaws defining the rights of holders of the common stock (incorporated by reference as Exhibit 4.1 to the Company's Form SB-2 filed with the SEC on August 3, 2001, File No. 333-66734).

4.4  Form of certificate of common stock  (incorporated  by reference as Exhibit
     4.2 to the Company's Form SB-2 filed with the SEC on August 3, 2001, File No. 333-66734).

4.5 Form of Stock Warrant Agreement (incorporated by reference as Exhibit 10.4 to the Company's Form SB-2 filed with the SEC on August 3, 2001, File No. 333-66734).

4.6 First Southern Bancorp 2002 Stock Incentive Plan (incorporated by reference as Exhibit 4.5 to the Company's Form 8-A filed with the SEC on April 30, 2003, File No. 333-66734).

5.1  Legal Opinion of Nelson Mullins Riley & Scarborough, L.L.P.

23.1 Consent of Porter Keadle Moore, LLP

23.2 Consent of Nelson Mullins Riley & Scarborough, L.L.P. (contained in their opinion filed as Exhibit 5.1)

24.1 Power of Attorney (contained as part of the signature page hereof).




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